SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING APR 29 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8-45203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Adolph Komorsky Investments
FN Adolph Kormorsky Hoffman & Associates, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
660 White Plains Road
(No. and Street)

Tarrytown	NY	10591
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Adolph 914-729-0700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Peter Adolph swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Adolph Kormosky Hoffman & Associates, Ltd. as of

December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2002

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Adolph Komorsky Hoffman & Associates, Ltd.
Tarrytown, New York

We have audited the accompanying statement of financial condition of Adolph Komorsky Hoffman & Associates, Ltd. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adolph Komorsky Hoffman & Associates, Ltd. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 2 and 7 to the financial statements, the Company has incurred significant losses and have limited future activity which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

March 26, 2002

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	38,404
Due from broker dealers		479,124
Other assets		8,138
	$	525,666

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$	361,182
Note and credit line payable		144,388
		505,570

Stockholder's Equity

Common stock, no par value: 1,000 shares authorized, issued and outstanding		213,498
Paid-in capital		325,818
Retained earnings (deficit)		(519,220)
		20,096
	$	525,666

See notes to financial statements

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission	$ 1,942,632
Investment banking	296,069
Trading	310,409
Interest and other income	151,310
	2,700,420
EXPENSES	
Salaries and payroll costs	919,879
Commissions and clearance fees	1,081,290
Fees and settlement costs	286,247
Occupancy	147,314
Interest	13,245
Communication	108,719
Other expenses	510,401
	3,067,095
NET LOSS	$ (366,675)

See notes to financial statements

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from by operating activities	
Net loss	$ (366,675)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	36,572
Decrease in receivable from broker dealers	76,205
Decrease in securities owned	52,565
Decrease in other assets	179,409
Increase in accrued expenses and other liabilities	177,086
Total Adjustments	521,837
Net cash provided by operating activities	155,162
Cash flows from financing activities	
Members' capital withdrawals	(220,226)
Member's capital contribution	50,000
Proceeds from bank and other loans -net	73,505
Net cash used by financing activities	(96,721)
Cash flows from investing activities	
Cash payment for purchase of property	(30,255)
Net cash used by financing activities	(30,255)
NET INCREASE IN CASH	28,186
CASH - BEGINNING	10,218
CASH - END	$ 38,404

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ 2,808
Interest	$ 13,245

See notes to financial statements

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 213,498	$ 496,044	$ (152,545)	$ 556,997
Capital withdrawals -net	-	(170,226)	-	(170,226)
Net loss	-	-	(366,675)	(366,675)
Balance - end	$ 213,498	$ 325,818	$ (519,220)	$ 20,096

See notes to financial statements

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION

Adolph Komorsky Hoffman & Associated, LTD ("the Company") operates under the name of Adolph Kormosky Investments. The Company is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission and is a member of the National Futures Association. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2001.

The Company is located in Tarrytown, New York and its customers are located throughout the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

Significant Transactions

Securities transactions, commission income and related clearing expenses are recorded on a settlement date basis, generally the third business day following the trade date. There is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Significant Credit Risk and Estimates

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm, U. S. Clearing, a division of Fleet Securities, Inc.

During the year the Company incurred a loss of approximately $367,000 due to a default by a customer and the Company was unable to meet it obligation to its clearing broker. In an agreement dated October 25, 2001 with U. S. Clearing, the Company agreed to attempt to sell or transfer its accounts or the firm to another registered broker-dealer within 90 days and transfer all of its brokerage assets held at U.S. Clearing to U.S. Clearing. The Company recorded a charge of approximately $255,000 to cover this loss. The officers of the Company also agreed to pay $50,000 on behalf of the Company to U. S. Clearing within six months of the acceptance of the agreement. If the officers do not pay the $50,000, the Company will be obligated to make the payment.

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is a certificate of deposit in the amount of approximately $26,000 which is restricted and serves as a security deposit for its office space. The Company is currently negotiating to have the security deposit returned.

4. NOTES PAYABLES AND LINE OF CREDIT

The Company has a balance due of $99,388 on a line of credit of $100,000 with a bank that bears interest at 2.5% over the prime rate and is due on November 5, 2003. The note is secured by substantially all assets of the Company. On November 1, 2001 the Company borrowed $45,000 and issued a note payable. The note is personally guaranteed by the officers of the Company.

5. COMMITMENTS AND CONTINGENCIES

Lease

In February 2001 the Company moved its office space to Tarrytown NY and entered into a new three year lease agreement that calls for monthly rent totaling approximately $8,400 plus specified escalations. On December 5, 2001 the lease agreement was assumed by Ryan, Beck & Co., LLC. Rent expense was approximately $145,000 for the year ended December 31, 2001.

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. In addition, a shareholder of the Company has instituted an action initiating a petition to dissolve the Company. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. It is not possible at the present time for management to determine the ultimate outcome of these matters.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $11,958, which was $6,958 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 4228% as of December 31, 2001.

7. GOING CONCERN

As reported in the accompanying financial statements, the Company incurred a net loss of $366,675 during the year ended December 31, 2001. That matter, as well as the uncertain conditions that the Company faces regarding its agreement with U.S. Clearing (as discussed in Note 2), and the transfer of its accounts to another broker-dealer in 2001, create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

As of December 31, 2001

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD. Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Stockholders' equity	$	20,096
Deductions and/or charges:		
Nonallowable assets		8,138
NET CAPITAL	$	11,958
AGGREGATE INDEBTEDNESS	$	505,570
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	6,958
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4228%
Reconcilation with the Company's computation (included in Part II of Form X-17A-5 as if December 31, 2001)		
Net Capital, as reported in Company' s part II (unaudited) FOCUS report	$	132,304
Net audit adjustments		(120,346)
Net Capital per above	$	11,958

ADOLPH KOMORSKY HOFFMAN & ASSOCIATES, LTD. **Schedule 2**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Adolph Komorsky Hoffman & Associates, Ltd.
Tarrytown, New York

In planning and performing our audit of the financial statements and supplemental schedules of Adolph Komorsky Hoffman & Associates, Ltd. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

March 26, 2002